To: Osisko Gold Royalties Ltd.

1100 Avenue des Canadiens-de-Montréal, Suite 300
Montréal, Québec  H3B 2S2

And to:  Osisko Development Corp. (formerly, Barolo Ventures Corp.)

1100 Avenue des Canadiens-de-Montréal, Suite 300
Montréal, Québec  H3B 2S2

And to:  British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

And to: TSX Venture Exchange

CONSENT OF QUALIFIED PERSON

I, Carl Pelletier, P. Geo, (OGQ No. 384, PGO No. 1713, EGBC No. 43167 and NAPEG No. L4160), employed with InnovExplo Inc., do hereby consent to the public filing of the technical report entitled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Gold Project, British Columbia, Canada" and dated October 5, 2020 (with an effective date of October 5, 2020) (the "Technical Report") with the securities regulatory authorities referred to above and on the System for Electronic Document Analysis and Retrieval (SEDAR) under the issuer profiles of Osisko Gold Royalties Ltd and Osisko Development Corp. (together, the "Issuers") and with the TSX Venture Exchange, which Technical Report is being filed in support of a press release dated October 5, 2020 (the "Press Release"). I acknowledge that the Technical Report will become part of the public record of the Issuers.

I, the undersigned, consent to the use of extracts from or a summary of, the Technical Report in the Press Release. I, the undersigned, hereby confirm that I have read the Press Release and that it fairly and accurately represents the information in the above-mentioned Technical Report for which I am responsible.

Date this 17th day of November 2020

___(Original signed)_____

Carl Pelletier, P.Geo.